Exhibit A


           DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS
                  FOR THE PERIOD 1 JANUARY TO 30 JUNE, 2000


1.   STRATEGIC PLAN

     In 2000, Company management is continuing to implement a strategic plan designed to create value for its shareholders and improve the overall profitability of Koor.

     The Company completed the first stage of the plan, which includes, inter alia, the realisation of holdings, streamlining of headquarters and simplification of the holding structure, and started implementation of the second stage, the object of which is focus on the management and the enhancement of the principal holdings and new investments in venture capital and growth companies.


2.   PRINCIPAL EVENTS AND CHANGES IN THE STATE OF THE COMPANY'S AFFAIRS

     A.  INVESTMENTS IN PROJECTS AND HIGH-TECH COMPANIES

         1. On 2 January, 2000, Koor and a wholly-owned subsidiary established a registered partnership called "Koor Venture Capital", within which Koor intends to concentrate its investment activities in venture capital funds and in high-tech companies with growth potential. The action was taken in implementation of Koors strategic decision to increase its investments in those fields.

              In this framework, Koor Venture Capital signed documents for joining, as a limited partner, existing venture capital funds, among them Polaris Venture Capital Fund III L.P., BRM Capital Fund L.P., Carmel Software Fund (Israel) L.P., Genesis Partners 4 Israel L.P., and in which it committed to invest up to a total of 65 million dollars. Koor Venture Capital will be entitled to permanent representation on the advisory committees of some of the aforementioned funds. Koor Venture Capital also signed agreements with various high-tech companies, to invest in them directly up to a total of 33 million dollars.

         2. Up to the date of the financial statements, Koor had invested, through the Koor corporate venture capital, in venture capital funds and high-tech companies 24 million dollars, and had undertaken to invest a total of 62 million dollars. After the balance sheet date, Koor undertook to invest a total of 12 million dollars. In addition, the holdings of Tadiran in Tadiran Scopus Ltd. were transferred to the partnership.

         3. On 24 July, 2000, Koor and The Israel Corporation Ltd. announced that they would continue their cooperation in investments in telecommunications in Israel and abroad, but without establishing a joint venture.

     B.  ECI TELECOM LTD. (ECI)

         ECI is in the midst of the reorganisation process which it announced at the beginning of the year. During the reporting period, the company's management focused on two main goals: rapid growth in company sales, and increasing company value for its shareholders. The cornerstone of this plan is to turn the company's business units into separate public companies. To attain these goals, the company continued its efforts in mergers and acquisitions, which on the one hand strengthened the company's strategic growth areas, while on the other hand, the company sold operations which are not part of its core businesses. On 29 June, 2000 a memorandum of understanding was signed between ECI and a third party for the sale of ECI's business systems division in consideration of 75 million dollars, subject to stipulated terms. The results of the first half of 2000 include a net capital gain of approximately 31 million dollars from the sale of Terayon shares, which was recorded in the first quarter of 2000. The result of the second quarter of 2000 include one-time expenses of approximately 29 million dollars in respect of purchase of R&D in process, deriving from acquisition of companies.

     C.  TELRAD NETWORKS LTD.

         1. On 6 March, 2000 a binding memorandum of understanding was signed between Nortel Networks, an international telecommunications company from Canada, and Koor and its subsidiary, Telrad Networks Ltd.

              The memorandum of understanding stipulates that Nortel and Koor Group will establish a new company in Israel ("Nortel Israel"), which will be controlled by the Canadian Nortel, and Koor Group will hold 28% of its share capital. Upon its establishment, Nortel Israel will purchase from Telrad the public switching business and the TXI system, together with Telrad's operations in this field outside Israel, in consideration of approximately 95 million dollars which will be paid to Koor Group. The business operations which Telrad will sell to Nortel Israel constitute 40%-50% of Telrad's business operations.

              The expected pre-tax capital gain to Koor Group from this transaction is approximately 61 million dollars. Concurrently, by means of exercising the option granted it in the past, Canadian Nortel will sell to Koor all of its holdings (20%) in Telrad, in consideration of 45 million dollars, so that Telrad will become a wholly-controlled subsidiary of Koor, while on the other hand, Koor Group will invest approximately 49 million dollars in Nortel Israel in share capital and shareholders' loans.

              In addition, Koor was granted a put option to sell its holdings in Nortel Israel to Nortel. The option is exercisable at the end of three years, at a price as determined in the agreement. Along with the investments of Koor Group in Nortel Israel, Nortel Israel will coordinate all the activities of Canadian Nortel which are currently carried out in Israel not in the Telrad framework, and will have direct access to use of the technologies of Nortel, Inc., including the future technologies.

              After the balance sheet date, the approval of the Restrictive Trade Practices Commissioner was received, and the parties intend to set the closing for 31 August, 2000.

         2. Following the reorganization plan which was put into effect last year, the Board of Directors of Telrad approved, after reaching agreement with the workers' representatives, the retirement of another 200 employees on terms in which the main points are payment of an early pension to those employees according to agreed rules and criteria.

              The total cost of the additional plan is approximately NIS 125 million (about NIS 85 million after deduction of deferred taxes receivable in respect thereof). The financial statements as at 30 June, 2000 include expenses in respect of the above retirement agreements, which are included in the Other expenses item.

         3. Below are selected data of Telrad Networks Ltd. (in adjusted NIS millions):

                                              1 - 6                4 - 6
                                        -------------------------------------
                                         2000       1999      2000      1999
                                        -------------------------------------
              Income                    1,071.9     844.1     596.6     482.7
              Gross profit (after R&D)    331.2     136.2     164.8      87.6
              Operating profit            194.2      28.6      94.8      30.3
              Net profit                   45.4      10.1      39.8      13.1


     D.  ELECTRIC FUEL CORPORATION

         In May 2000, pursuant to an agreement which was signed that month between Koor and Electric Fuel Corporation (hereinafter: "EFC"), Koor invested a total of 10 million dollars in EFC, in consideration of which it was allotted 5.3% (after dilution deriving from the above issue) of the share capital of EFC. Koor's holdings in EFC could reach about 7.7% within six months of signing the agreement (without need for further investment), contingent upon adjustments, if any, to the stock exchange share price and to additional issues of shares which will be made by EFC.

         In the financial statements as at 30 June, 2000, the investment in EFC shares is presented as a current investment in marketed securities in the amount of approximately 15 million dollars.

     E.  TADIRAN

         On 20 January, 2000 an agreement was signed between Tadiran, Koor and Elisra Electronic Systems Ltd. ("Elisra"), whereby Tadiran will transfer its entire holding in Elisra to Koor, effective from 1 January 2000, free of charge. Immediately after transfer of the shares, Elisra will receive the shares of Tadiran Spectralink Ltd. and the shares of Tadiran Electronic Systems Ltd. (wholly-owned companies of Tadiran), free of charge.

         On 28 June, 2000 after receipt of the relevant approvals, the shares were transferred as aforesaid.

     F.  B.V.R. SYSTEMS (1998) LTD.

         1. On 25 June, 2000, Elisra signed an agreement with BVR whereby BVR will issue 1,000,000 shares in consideration of 5 million dollars, and an option agreement whereby Elisra will be entitled to purchase 1,500,000 shares of BVR by 25 June, 2003 at 6 dollars per share. Performance of the agreement is contingent upon fulfillment of certain conditions (among them receipt of approval of the Commissioner of Restrictive Trade Practices) by 1 September, 2000.

         2. On 19 July, 2000, Elisra and three additional shareholders in BVR signed a new voting agreement, whereby the Board of Directors of BVR will consist of not more than 11 directors, of whom Elisra will be entitled to appoint up to 6 directors.

         3. On 23 July, 2000, Elisra signed an agreement for the purchase of 999,000 shares of BVR from a third party in consideration of approximately 4.5 million dollars. Performance of the agreement is contingent upon performance of the agreement from 25 June, 2000.

     G.  MAKHTESHIM-AGAN

         On 4 August 2000 an agreement was signed between a company from M-A Industries Group and the minority shareholders of a consolidated company of M-A Industries in Brazil ("Millennia") (71.5%), for the purchase of 28.5% of the share capital of Millennia. The consideration which will be paid for the shares includes immediate cash payment of approximately 23 million dollars, transfer of 12.4 million shares of M-A Industries which are owned by another subsidiary of M-A Industries, and future payment according to the cumulative profits of Millennia in 2000-2001, in an amount which could reach approximately 27 million dollars.

     H.  UNITED STEEL MILLS

         On 16 March, 2000 United Steel Mills Ltd. and its subsidiaries filed an application in the Haifa District Court for a stay order on proceedings pursuant to Section 350 of the Companies Law, 1999 and for the appointment of a trustee.

         On the same day, an order was given against the applicants for 90 days, so that no legal proceeding can be continued or started against the applicants except with the consent of the court, so as to enable the formulation of a comprehensive recovery plan and a proposal for an arrangement of creditors, which will be submitted to the court.

         On 20 March, 2000 the Haifa District Court decided to revoke the powers of the Board of Directors and to appoint a trustee for the period of the order. In the decision, all management powers in the company and the subsidiaries were vested in the trustee.

         Koor agreed to the stay on proceedings and made NIS 15 million available in credit for the special management and for current operation at United Steel Mills.

         Any new credit which is granted to the applicants during the stay period at the request of the trustee, including the credit granted by Koor, will have preferred status over all the company's creditors, including secured creditors, and the credit will be repaid only from considerations received in the trustee's fund account during the period in which he operates the plant, and will be paid with priority over any other payment under the arrangement of creditors. If a deficit is generated in the trustee's fund account, that deficit will be covered by the finance made available by Koor.

         On 16 May, 2000, the Haifa District Court decided to extend the stay order against the applicants for a further three months, i.e. until 17 September, 2000.

         On 24 may, 2000 the Haifa District Court decided to approve the approach by the trustee to various business corporations, to interest them in acquiring and/or operating the company and/or the subsidiaries.

         On 15 August, 2000, United Steel Mills gave notice in the name of Adv. Llan Shavit, the trustee of United Steel Mills, that following the announcement by the Ministry of Finance concerning a decrease in the rate of purchase tax effective from 14 August 2000, the company was liable to sustain a one-time loss, in view of the purchase tax which was paid for existing stocks, in the amount of approximately NIS 2.5 million, if the State will not give compensation, by way of reimbursement, of amounts in respect of the purchase tax embodied in existing stocks. Furthermore, the rate of the decrease in purchase tax is liable to cause considerable damages for the long term ability of the company to compete with imported products.

     I.  DIVESTITURES

         1.   Tadiran Appliances

              On 26 October, 1999 Tadiran Ltd. signed a document of principles for sale of its entire holding (approximately 56%) in Tadiran Appliances Ltd. to Nechushtan Investment Co. Ltd. On 30 December, 1999 the final contract was signed with Nechushtan.

              The consideration amounted to approximately NIS 134 million. The capital loss to Koor was recorded in 1999.

              The transaction was closed on 30 March, 2000.

         2.   Tadiran Telematics Ltd.

              On 25 November, 1999 an agreement was signed whereby Tadiran Ltd. would sell its entire holding (100%) in its subsidiary, Tadiran Telematics Ltd., to Ituran Location and Control Ltd.

              The consideration amounted to approximately NIS 31 million. The capital loss to Koor was recorded in the fourth quarter of 1999.

              The transaction was closed on 15 February, 2000.

         3.   Mashav

              On 5 December, 1999 an agreement was signed between Koor and Clal Industries and Investments Ltd. under which Koor will sell to Clal Koor's entire holding in Mashav Initiation & Development Ltd.

              The transaction was closed on 6 January, 2000.

              The consideration to Koor amounts to approximately NIS 894 million. Koor also received 47.5% of the share capital of Mashael Alumina Industries Ltd. (a former subsidiary of Mashav whose business is the development of a process for producing alumina - aluminium compound).

              The net capital gain to Koor in respect of this transaction amounted to approximately NIS 235 million (after allocation of approximately NIS 129 million deferred taxes), and was recorded in the first quarter of 2000.

         4.   Merkavim

              On 7 December, 1999 an agreement was signed between Koor and Meir Automobiles and Trucks Co. Ltd. for the sale of Koor's entire holding (51%) in Merkavim Metal Enterprises Ltd. in consideration of approximately NIS 18 million.

              The transaction was closed in January 2000.

              The capital gain to Koor in respect of this transaction amounts to approximately NIS 4 million, and was recorded in the first quarter of 2000.

         5.   Middle East Tube Co. Ltd.

              On 23 December, 1999 an agreement was signed between Yakobinski Lerer Civil Engineering Contractors Ltd. (of Gaon Holdings Group Ltd.) and 3-A Investment in Industry Ltd., for the sale of Koor's entire holding (approximately 76%) in Middle East Tube Co. Ltd., in consideration of approximately NIS 84 million.

              The transaction was closed on 30 March, 2000. Following a loss of NIS 25 million which was reported by Middle East Tube in the current quarter, Koor recorded a capital gain of approximately NIS 20 million in the first quarter of 2000.

         6.   Q Group

              On 18 January, 2000 Koor announced that following completion of a tender offer for the purchase of the holdings of various shareholders in Q Group PLC, in which Koor holds, through Koor Multimedia Ltd. (a wholly-owned subsidiary) approximately 23%, Koor sold its holdings in Q Group in consideration of approximately NIS 41 million. The capital gain to Koor from this sale (before tax) amounts to approximately NIS 30 million.

         7.   Histour Eltiv

              On 21 February, 2000 a transaction was closed for the sale of Koor's entire holding (approximately 51%) in Histour-Eltiv Ltd., in accordance with an agreement from 25 November, 1999. Koor invested approximately NIS 16 million in Histour-Eltiv and was released from all its guarantees for the commitments of Histour-Eltiv towards third parties.

         8.   Koor Finance

              On 16 March, 2000 the sale was completed of Koor's holdings (20%) in Koor Finance Ltd. by virtue of a put option, in consideration of NIS 12 million. The capital gain to Koor from this transaction is approximately NIS 2 million.

         9.   Y.D. Vehicles and Transport

              On 4 June, 2000 the transaction was closed for the sale of all of Koor's holdings (approximately 33.3%) in Y.D. Vehicles and Transport Ltd. in consideration of approximately NIS 16 million. The capital gain to Koor, after tax, amounts to approximately NIS 1 million.

         10.  Tadiran Batteries

              On 15 June, 2000 Tadiran signed an agreement for the sale of all its holdings (100%) in Tadiran Batteries Ltd. The consideration amounts to approximately 33 million dollars (including a dividend). The transaction was closed after the balance sheet date, on 25 July, 2000. The expected capital gain to Koor, after tax, is approximately NIS 48 million, and the transaction will be recorded in the third quarter of 2000.

         11.  Shaar Hacarmel

              On 15 August, 2000 an agreement was signed by Koor Properties Ltd. (a subsidiary wholly controlled by Koor) for the sale of the holdings (50%) of Koor Properties in Shaar Hacarmel Ltd. (a company with high-yield real estate) to a foreign company
              - Carmel Gate Holdings APS. The closing is expected to be 45 days after signing the agreement. The consideration to be paid amounts to 20 million dollars. The capital gain to Koor, after tax, amounts to approximately NIS 50 million.

     J.  EMPLOYEE STOCK OPTIONS

         1. On 22 March, 2000 the Board of Directors of Koor decided to amend the stock option plans for senior employees of Koor - except with regard to options which are held by interested parties in Koor.

              a. With regard to options for which the effective date falls on 16 July, 1998 adjustment of the exercise price in respect of distribution of a dividend which is set in the original plan, will be effected in respect of all options, including those for which the date for entitlement to exercise falls before the date referring to entitlement to a dividend.

              b. The Board of Directors also decided, with regard to both the options mentioned in paragraph a. above and those whose effective date falls on 24 July, 1997 and 28 October, 1997 that an employee who resigned and who holds options in respect of which the date of entitlement to exercise falls before his resignation, the exercise period will be until the end of a period of five years from the date of inception of the plan (rather than only 90 days).

              c. As mentioned, according to the resolution of the Board of Directors, the amendment to the plans will apply in respect of employees who are not interested parties in Koor.

         2. On 15 June, 2000 the Executive Committee of the Board of Directors of the company approved a new stock options plan for employees - called Options Plan 2000, which was approved by the Company's Board of Directors on 6 August, 2000.

              The main points of the plan are these:

              a. A framework was approved for the allotment of 400,000 stock options theoretically exercisable into up to 400,000 ordinary shares of the company, i.e. about 2.5% of the company's issued share capital.

              b. The options will be exercised into shares in a quantity which will reflect the amount of the monetary benefit inherent in the options, i.e. against the difference between the rate of the ordinary share of the company as of the date of exercise of the option, and the exercise price of the option. Thus, the aforesaid regarding the number and price of the underlying shares is theoretical only.

              c. The exercise price of each option will be the average closing price of the ordinary share of the company (dollar-linked) in the month preceding the date of the committee's decision, i.e. an exercise price of $97.39.

              d. Since the underlying shares will be allotted only against the monetary benefit, the employees will not be required to pay the exercise price on the date of exercising the options. The price will serve purely for calculating the amount of the monetary benefit.

              e. The options are designated for the company's employees who are not "interested parties" in the company, and who will not become "interested parties" in the company as a result of allotment of the options.

              f. Entitlement to exercise the options will apply according to a break-down of the options into three parcels, so that at the end of the first year from the effective date (i.e. from 14 June, 2000) or from the date on which the employee started work at the company (whichever is the later), entitlement to exercise one third of the quantity to be allotted will mature, and the remaining two thirds at the end of each of the subsequent two years. The exercise period of each option which matures to entitlement to exercise, is 5 years.

              g. The total quantity of 400,000 options will be allotted to a trustee, and the Executive Reward Committee of the company will be authorised to designate the employees' options and the quantities to be allotted to each of them.


     K.  DIVIDEND

         At the meeting of the Board of Directors held on 24 February, 2000, a resolution was adopted to distribute a third interim dividend for 1999 in the amount of NIS 7.8 per ordinary share of a par value of NIS 0.001. The date of payment of the dividend was set for 10 April, 2000. (final dividend for 1999 - NIS 14.1 per ordinary share of a par value of NIS 0.001.)

         At the meeting of the Board of Directors on 24 May 2000, a resolution was adopted to distribute a first interim dividend for 2000, of NIS 3.8 per ordinary shares of a par value of NIS 0.001. The date of payment of the dividend was set for 3 July, 2000.

     L.  REPURCHASE OF KOOR SHARES

         On 7 April, 2000, the Board of Directors of Koor adopted a resolution to approve a total sum of 50 million dollars for the repurchase of Koor's ordinary shares. It was decided that these purchases would be effected from time to time during stock exchange trading, under the supervision of the Executive Committee of the Company and in accordance with its guidelines.

         Up to 30 June, 2000, 442,208 ordinary shares (about 2.8% of the ordinary share capital) have been repurchased, at a cost of approximately NIS 164 million. This sum is deducted from the Company's shareholders' equity.

         On 12 May, 2000, Koor wrote an off-the-floor put option in consideration of NIS 1.9 million, which can be exercised on 14 August, 2000, for 115,000 ordinary shares of Koor, at an exercise price of $92.949 per one ordinary share.

         The above option expired on 14 August, 2000.

         Following expiration of the option, 19,472 ordinary shares (about 0.1% of the ordinary share capital) have been purchased, at a cost of approximately NIS 7.8 million.

3.   FINANCIAL CONDITION

     SHAREHOLDERS' EQUITY as at 30 June, 2000 amounted to approximately NIS 4,473 million ($1,095 million) and constitutes 30.5% of the balance sheet, compared with NIS 4,401 million which were 25.2% of the balance sheet as at the end of 1999.
     The increase in shareholders' equity derives mainly from net profit in the first half of 2000, which was largely offset by a decrease in shareholders' equity as a result of repurchase of the company's shares.

     MINORITY INTEREST in subsidiaries which were consolidated as at 30 June, 2000 amount to NIS 1,224 million, compared with NIS 1,325 million at 31 December, 1999. The decline in this item derives mainly from termination of the consolidation of Tadiran Appliances and Middle East Tube Co. Ltd..

     CURRENT ASSETS as at 30 June, 2000 amount to NIS 6,495 million, which are 44.3% of the balance sheet, compared with NIS 7,948 million which were 45.6% of the balance sheet on 31 December, 1999. The decrease in current assets derives mainly from termination of the consolidation of Mashav, Tadiran Appliances, Middle East Tube, Histour-Eltiv, Merkavim, Telematics and others in which the holding was divested.
     The net decrease in the amount of cash and short-term deposits at Koor
     - the parent company, is a result of repayment of loans, repurchase of shares and payment of a dividend, and at Telrad following implementation of the reorganization plan. In contrast, cash and short-term deposits increased, mainly at United Steel and Makhteshim-Agan.
     Current assets also decreased as a result of a reduction in trade receivables, mainly at Makhteshim-Agan, less an increase in trade receivables, mainly at Elisra and Telrad.
     The decrease in current assets was partly offset by the increase in inventory, mainly at Telrad.
     The decrease in other receivables derives mainly from discharge of short-term deferred taxes on capital gain from divestiture of Mashav, which were recorded at Koor - the parent company, at the end of last year.

     INVESTMENTS IN AFFILIATED COMPANIES as at 30 June, 2000 amount to NIS 3,428 million, compared with NIS 3,509 million at 31 December, 1999.

     FIXED ASSETS as at 30 June, 2000 amount to NIS 3,354 million, which constitute 22.9% of the balance sheet, compared with NIS 4,588 million which were 26.3% of the balance sheet at the end of 1999. The decrease in fixed assets derives mostly from termination of consolidation of companies in which the holding was divested.

     INTANGIBLE ASSETS AND DEFERRED CHARGES as at 30 June, 2000 amount to NIS 615 million, compared with NIS 630 million at 31 December, 1999.

     LONG-TERM FINANCIAL LIABILITIES amount to NIS 3,887 million and are 26.5% of the balance sheet, compared with NIS 4,086 million which were 23.4% of the balance sheet at 31 December, 1999.

     TOTAL FINANCIAL LIABILITIES as at 30 June, 2000 are NIS 5,631 million
     - 38.4% of the balance sheet, compared with NIS 7,658 million - 43.9% of the balance sheet at 31 December, 1999. The decrease in the total amount for this item derives mainly from a decrease of approximately NIS 971 million in liabilities at Koor - the parent company, and from termination of consolidation of divested companies - NIS 559 million in short-term credit and NIS 151 million in long-term liabilities. In addition, there was a decrease in short-term bank and other credit, mainly at Tadiran, Makhteshim-Agan and Telrad, which was partially offset by an increase in short-term credit at Moriah Hotels. Long-term liabilities, net, increased, mainly at Tadiran, which were offset mainly by a decrease in long-term liabilities at Makhteshim-Agan, Telrad and Koor Issuances.

     CURRENCY EXPOSURE of Koor as at 30 June, 2000 is reflected in a surplus of NIS 2,227 million in monetary liabilities over monetary assets denominated in or linked to foreign currency, compared with NIS 3,534 million at 31 December, 1999. Surplus liabilities over assets linked to the CPI as at the balance sheet date amount to NIS 143 million, compared with NIS 502 million at the end of 1999.

     CURRENCY EXPOSURE OF KOOR - THE PARENT COMPANY as at 30 June, 2000 is reflected in a surplus of approximately NIS 1.6 billion in monetary liabilities over monetary assets denominated in or linked to foreign currency, compared with NIS 2.2 billion at 31 December 1999. Surplus assets over liabilities linked to the CPI as at the balance sheet date amount to approximately NIS 180 million, compared with NIS 74 million surplus liabilities over assets at the end of 1999.
     Surplus unlinked assets over unlinked liabilities amount to approximately NIS 826 million as at the balance sheet date, compared with NIS 821 million at 31 December, 1999.


4.   RESULTS OF OPERATIONS

     SALES IN THE FIRST HALF OF 2000 amounted to NIS 4,337 million, compared with NIS 5,348 million in the first half of 1999, a decrease of 18.9%.

     SALES IN THE SECOND QUARTER OF 2000 amounted to NIS 2,157 million, compared with NIS 2,667 million in the second quarter of 1999, a decrease of 19.1%.

     The decrease deriving from the sale of companies which were consolidated in the past amounted to NIS 1,537 million in the first half of 2000 and to NIS 807 million in the second quarter of 2000. Sales of Mashav, Tadiran Com., Tadiran Appliances, Techem, Contahal, Merhav, Koor Metals, Phoenicia, Middle East Tube, Yonah, Merkavim and others in which holdings were divested, were not included in the reporting period. In contrast, there was a considerable increase in sales in the first half of 2000 and in the second quarter of 2000, compared with the corresponding periods last year, mainly at Telrad, as well as an increase in sales of Elisra, Telrad Business Communications and Moriah Hotels. In addition, in the second quarter of 2000, there was an increase in sales at Makhteshim-Agan and United Steel.
     Furthermore, the increase in sales in the first half of 2000 amounting to NIS 59 million, occurred as a result of the first-time consolidation of Moriah Hotels starting from the second quarter of 1999.

     EXPORTS AND INTERNATIONAL OPERATIONS IN THE FIRST HALF OF 2000 reached 682 million dollars, compared with 674 million dollars in the first half of 1999. A decrease deriving from exports of companies which were consolidated in the past, mainly Tadiran Com., Tadiran Appliances and Techem, amounted to 73 million dollars. In addition, the exports of TEl decreased in the reporting period. In contrast, a considerable increase of 65 million dollars was recorded in the exports of Telrad and of Ehisra, Tadiran Batteries and Scopus.

     EXPORTS AND INTERNATIONAL OPERATIONS IN THE SECOND QUARTER OF 2000 reached 341 million dollars, compared with 334 million dollars in the second quarter of 1999. A decrease deriving from exports of companies which were consolidated in the past, amounted to 42 million dollars in the second quarter of 2000.

     COST OF SALES IN THE FIRST HALF OF 2000 amounted to NIS 3,222 million, compared with NIS 4,153 million in the corresponding period in 1999, and was 22.4% lower than in the corresponding period in 1999.

     COST OF SALES IN THE SECOND QUARTER OF 2000 amounted to NIS 1,627 million, compared with NIS 2,086 million in the corresponding period in 1999, and was 22.0% lower than in the corresponding period in 1999.

     COSTS OF RESEARCH AND DEVELOPMENT, net, included in the cost of sales amounted to NIS 185 million in the first half of 2000, compared with NIS 212 million in the first half of 1999 (of which, NIS 41.1 million companies which were consolidated in the past at Tadiran). Most of the research and development costs were expended at Telrad, Makhteshim-Agan, Elisra, TEl, Scopus and Tadiran Batteries.

     GROSS PROFIT IN THE FIRST HALF OF 2000 amounted to NIS 1,115 million, and is 6.7% less than the gross profit of NIS 1,194 million in the first half of 1999. The gross profit margin in the first half of 2000 reached 25.7% of sales, compared with 22.3% of sales in the corresponding period last year.

     GROSS PROFIT IN THE SECOND QUARTER OF 2000 amounted to NIS 531 million, and is 8.8% less than the gross profit of NIS 582 million in the second quarter of 1999. The gross profit margin in the second quarter of 2000 reached 24.6% of sales, compared with 21.8% of sales in the corresponding period last year.

     The decrease in the absolute amount of gross profit, NIS 80 million in the first half of 2000, and NIS 51 million in the second quarter of 2000, occurred following termination of the consolidation of companies in which holdings were divested during 1999 and 2000 - NIS 355 million, and 183 million respectively, which was offset mainly by an increase in gross profit mainly at Telrad and Ehistra.

     SELLING EXPENSES IN THE FIRST HALF OF 2000 amounted to NIS 403 million, 18.4% less than the selling expenses of NIS 494 million in the first half of 1999.

     SELLING EXPENSES IN THE SECOND QUARTER OF 2000 amounted to NIS 198 million, 21% less than the selling expenses of NIS 251 million in the second quarter of 1999.

     The main cause of the decrease in selling expenses is termination of the consolidation of formerly-consolidated companies - NIS 103 million for the first half of the year and NIS 56 million for the second quarter of the year. In addition, selling expenses decreased mainly at TEl. In contrast, an increase was recorded in the selling expenses in the first half of the year compared with the corresponding period in 1999, mainly at Telrad - NIS 14 million, as a result of a considerable increase in the volume of sales.

     GENERAL AND ADMINISTRATIVE EXPENSES IN THE FIRST HALF OF 2000 amounted to NIS 257 million, which are 32.9% less than the NIS 384 million G&A expenses recorded in the first half of 1999.

     GENERAL AND ADMINISTRATIVE EXPENSES IN THE SECOND QUARTER OF 2000 amounted to NIS 121 million, which are 33.7% less than the NIS 183 million G&A expenses recorded in the second quarter of 1999.

     A decrease deriving from general and administrative expenses of formerly-consolidated companies amounted to NIS 143 million in the first half of the year and to NIS 68 million in the second quarter of the year. In addition, a decrease occurred in the administrative expenses of Makhteshim following the first effects of the reorganisation plan, mainly in payroll expenses in administrations. In contrast, an increase of NIS 9 million was recorded in general and administrative expenses as a result of the first-time consolidation of Moriah Hotels starting from the second quarter of 1999. In addition, an increase in administrative expenses was recorded, mainly at Telrad.

     OPERATING PROFIT IN THE FIRST HALF OF 2000 amounted to NIS 455 million, compared with NIS 317 million in the first half of 1999, an increase of 43.3%. Operating profit margin from sales in the first half of the year reached 10.5%, compared with 5.9% in the corresponding period in 1999.

     OPERATING PROFIT IN THE SECOND QUARTER OF 2000 amounted to NIS 211 million, compared with NIS 148 million in the second quarter of 1999, an increase of 42.8%. The rate of operating profit margin from sales in the second quarter of the year reached 9.8%, compared with 5.5% in the corresponding period in 1999.

     The increase in the operating profit derives mainly from a considerable improvement in operating profit at Telrad - NIS 165 million, and from the operating profit at Elisra and Makhteshim. The increase in operating profit was partially offset as a result of termination of consolidation of formerly-consolidated companies - NIS 109 million in the first half of the year and NIS 58 million in the second quarter of the year.

     NET FINANCING EXPENSES IN THE FIRST HALF OF 2000 amounted to NIS 135 million, of which NIS 77 million in the second quarter of 2000, compared with NIS 173 million in the first half of 1999, of which NIS 70 million in the second quarter of 1999.

     The decrease in financing expenses in the first half of 2000 occurred mainly at Koor - the parent company, as a result of a decrease in net financial liabilities, at Makhteshim-Agan as a result of the relative stability of the Brazilian cruzeiro exchange rate compared with a severe devaluation in the corresponding period in 1999 (in the first quarter), and at Telrad.
     In the second quarter of 2000, financing expenses increased, mainly at Makhteshim-Agan, and was largely offset by a decrease in financing expenses mainly at Telrad.

     OTHER INCOME, NET IN THE FIRST HALF OF 2000 amounted to NIS 270 million, of which NIS 41 million other income, net in the second quarter of 2000, compared with NIS 65 million other income, net, in the first half of 1999, of which NIS 69 million in the second quarter of 1999. This item includes mainly capital gains in the amount of NIS 427 million from divestiture of holdings, mainly Mashav, Q Group, Middle East Tube and Merkavim (mainly in the first quarter of 2000), compared with NIS 148 million in the first half of 1999 from divestiture of holdings in Tadiran Information Systems, Contahal, Koor Finance, Merhav and subsidiaries and affiliated companies of Telrad Holdings Ltd. (mainly in the second quarter of 1999).

     The other expenses in this item are mainly expense of NIS 144 million to make up severance pay, mainly at Telrad and Middle East Tube, compared with NIS 10.3 million in the first half of 1999, and amortisation of goodwill in the amount of NIS 21 million compared with NIS 27 million in the corresponding period in 1999.
     Furthermore, in the first quarter of 1999, this item included a provision for risks due to uncertainty in Brazil in the amount of NIS 16 million at Makhteshim-Agan. In the first half of 1999, this item included other expenses of NIS 42 million for decrease in asset value, mainly Scopus and Batteries at Tadiran (in the second quarter of 1999
     - NIS 50 million).

     PROFIT BEFORE INCOME TAX in the first half of 2000 amounted to NIS 590 million, of which NIS 93 million in the second quarter of the year, compared with NIS 209 million in the first half of 1999, of which NIS 147 million in the second quarter of 1999.

     INCOME TAX IN THE FIRST HALF OF 2000 amounted to NIS 194 million, compared with NIS 86 million in the first half of 1999. The increase in the amount of income tax occurred as a result of deferred taxes on capital gain from divestiture of Mashav in the amount of NIS 129 million, and from taxes on capital gain from divestiture of Q Group in the amount of NIS 9 million. In addition, the increase in the amount of income tax derives from an increase in pre-tax profit on income, mainly at Makhteshim-Agan and at Telrad. The increase in the tax amount was partially offset by termination of consolidation of formerly-consolidated companies, mainly Mashav.

     INCOME TAX IN THE SECOND QUARTER OF 2000 amounted to NIS 25 million, compared with NIS 67 million in the second quarter of 1999.
     The decrease in the amount of income tax derives from capital gains tax, mainly from divestiture of Tadiran Information Systems - NIS 33 million, which are included in this item in the second quarter of 1999, and as a result of a decrease in income tax mainly at Makhteshim-Agan.

     EQUITY OF KOOR GROUP IN THE LOSSES OF AFFILIATES in the first half of 2000 amounted to approximately NIS 5 million, of which NIS 45 million in the second quarter of the year, compared with NIS 50 million equity of Koor Group in the profits of affiliated companies in the first half of 1999, of which NIS 30 million in the second quarter of 1999. This item includes Koor's share in the net profits of ECI in the amount of NIS 18 million, compared with NIS 46 million in the first half of 1999, less Koor's share in the losses of BVR amounting to NIS 15 million in the first half of 2000.

     MINORITY INTEREST in the profits of the companies which were consolidated amounted to NIS 30 million in the first half of 2000, of which NIS 18 million in the second quarter of 2000, compared with NIS 30 million in the first half of 1999, of which NIS 15 million in the second quarter of 1999. The decrease in this item occurred mainly in the minority rights in the losses of Moriah Hotels, Middle East Tube and United Steel Mills, which was partially offset by an increase in the minority rights in the profits of Makhteshim-Agan.

     NET PROFIT IN THE FIRST HALF OF 2000 amounted to NIS 361 million, compared with NIS 143 million in the first half of 1999.

     NET PROFIT IN THE SECOND QUARTER OF 2000 amounted to NIS 4 million, compared with NIS 96 million in the second quarter of 1999.

     The decrease in net profit in the second quarter of 2000 compared with the second quarter of 1999 derives mainly from a decrease in capital gains from divestiture of companies, net, from an increase in provisions for severance pay, mainly at Telrad, and from a decrease in the equity of Koor Group in the profits of affiliated companies.


5.   LIQUIDITY

     WORKING CAPITAL as at 30 June, 2000 amounts to NIS 1,950 million, compared with NIS 914 million at 31 December, 1999. THE CURRENT RATIO is now 1.43, compared with 1.13 at the end of 1999, and the quick ratio is now 1.09, compared with 0.85 at the end of 1999.

     CASH FLOWS FROM OPERATING ACTIVITIES in the first half of 2000 amounted to NIS 451 million, compared with NIS 269 in the first half of 1999. PERMANENT CASH FLOW FROM OPERATING ACTIVITIES, i.e., net profit plus income and expenses not involving cash flows - amounted to NIS 372 million in the reporting period compared with NIS 311 in the corresponding period in 1999. The decrease in customers and other trade receivables, which amounts to NIS 60 million, caused an increase in the cash flow from operating activities and occurred mainly at Makhteshim-Agan less an increase in customers and trade receivables, mainly at Ehisra and Telrad.
     The increase of NIS 18 million in the inventory item (mainly at Telrad), caused a decrease in the cash flow from operating activities, while an increase of NIS 38 million in supplies and trade payables caused an increase in the cash flow from operating activities.

     INVESTMENT ACTIVITIES in the first half of 2000 contributed NIS 418 million compared with NIS 1,348 million consumed in the first half of 1999. Investment in fixed assets, net - after deduction of an investment grant -amounted to NIS 238 million, compared with NIS 360 million in the corresponding period in 1999, and constitutes 125.6% of depreciation and amortization, compared with 121.6% in the corresponding period in 1999. Principal investments in fixed assets in the reporting period were in Makhteshim-Agan, Telrad, Moriah Hotels, Koor Properties and Elisra.

     Receipts from realisation of investments and fixed assets contributed NIS 1,178 million to the cash flow used in investment activities. This sum consists mainly of consideration in respect of divestiture of holdings in Mashav, Tadiran Appliances, Middle East Tube, Q Group, Merkavim, Telematics and others.

     FINANCING ACTIVITIES in the first half of 2000 consumed NIS 1,511 million compared with NIS 481 million net cash which derived from financing activities in the first half of 1999. The long-term loans received in the reporting period amounted to NIS 357 million, compared with NIS 321 million in the corresponding period in 1999. The principal amounts of the loans were received at Tadiran and Makhteshim-Agan. Repayment of long-term loans in the reporting period amounted to NIS 971 million, compared with NIS 396 million in the corresponding period in 1999. The long-term loan repayment amount relates mainly to Koor - the parent company (NIS 698 million), Makhteshim-Agan, Moriah Hotels, Telrad and Koor Issuances.
     Short-term credit, net, decreased in the reporting period by NIS 590 million compared with a NIS 702 million increase in short-term credit, net, in the corresponding period in 1999. Most of the decrease was at Tadiran, Koor - the parent company, Makhteshim-Agan, Telrad and Koor Properties, net of an increase mainly at Moriah Hotels.

     TOTAL CASH AND CASH EQUIVALENTS declined in the first half of 2000 by NIS 652 million, mainly at Koor - the parent company, and Telrad, and was partially offset by an increase in the sum of cash and cash equivalents mainly at United Steel.


6.   ADDRESSING Y2K ISSUE

     A report on addressing the Y2K issue in accordance with the Securities Regulations (Rules for reporting on preparations for solving the Bug 2000 problem).

     There is no change in comparison with the Directors' Report on the state of Company affairs for 1999, dated 23 March, 2000.

     On the date of publication of the financial statements as at 30 June, 2000, the Y2K issue had no effect whatsoever on the activities of the Company and its affiliated companies. The Company and its affiliated companies will continue to monitor the possible future implications of the Y2K issue for their activities, and if necessary, the requisite steps will be taken to solve the Y2K bug problem.


7.   QUALITY REPORT ON EXPOSURE TO MARKET RISKS AND THEIR MANAGEMENT

     There are no changes in comparison with the Directors' Report on the state of Company affairs for 1999, dated 23 March, 2000, except for
     Section 3.4 - Financial Instruments.

     Below are the data on financial instruments:

                                          30.6.2000      31.12.1999
                                               in $ millions
                                          -------------------------
         Dollar purchase options, net        10             195
         Forward contracts                   --              88



     ________________________________     _______________________________
           Jonathan Kolber                        Ron Feinstein
        CEO and Vice-Chairman                     Member of the
      of the Board of Directors                Board of Directors


24 August, 2000